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September 5, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds; Michael Killoy; Brigitte Lippmann

Re:	Guardant Health, Inc. Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 13, 2018
CIK No. 0001576280

Ladies and Gentlemen:
On behalf of our client Guardant Health, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
The Registration Statement reflects certain revisions to the Draft Registration Statement on Form S-1 submitted to the Commission on a confidential basis on August 13, 2018 (the “Draft Submission”), in response to the comment letters from the staff of the Commission (the “Staff”) to Helmy Eltoukhy, the Company’s Chief Executive Officer, dated August 1, 2018 and August 16, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Registration Statement, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.
The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Registration Statement.

September 5, 2018 Page 2

August 1, 2018 Comment Letter

Subsequent Events, page F-40

1.	Please disclose the nature of the dispute for which you received a settlement payment of $4.3 million in the first quarter of 2018.
Response:
In response to the Staff’s comment, the Company has disclosed the nature of the dispute on pages 73, 78, F-37 and F-62 of the Registration Statement.
Subsequent Events, page F-40

2.
Please tell us and disclose your planned accounting for the April 2018 joint venture arrangement with SoftBank. As part of your response, please explain how you considered the guidance in ASC 810-10-15 in determining whether this joint venture is a variable interest entity, whether you are its primary beneficiary, and whether it will be consolidated in your financial statements. Please also disclose your accounting treatment for the put-call arrangement with respect to the shares held by SoftBank discussed on pages 156 to 158.

Response:
In response to the Staff’s comment, the Company has disclosed the accounting treatment for the joint venture arrangement with SoftBank on pages F-52 - F-54 of the Registration Statement.
August 16, 2018 Comment Letter

1.
We note your response to comment 10. Please disclose the approximate dollar value of the amount involved or describe the joint venture structure, such as how profits/costs will be shared. See Item 404(a)(3) of Regulation S-K.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 153 and F-52 - F-54 of the Registration Statement. The Company further advises the Staff that there are no agreements in place which provides for how profits/costs will be shared except as disclosed in the Registration Statement.

September 5, 2018 Page 3

Guardant Health, Inc. Financial Statements
Notes to Financial Statements
10. Convertible Preferred Stock, page F-29

2.
Your disclosure indicates that, in accordance with your certificate of incorporation, you adjusted the conversion price of the Series D convertible preferred stock from $7.4767 per share to $7.2547 per share and accounted for the change as a modification which resulted in a deemed dividend to the preferred shareholders that was reflected as an increase in net loss attributable to common stockholders for the year ended December 31, 2017. Please disclose how you determined the amount of the deemed dividend recognized.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-63 of the Registration Statement.
*    *    *    *    *
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy
Shayne Kennedy
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Helmy Eltoukhy, Co-Founder and Chief Executive Officer, Guardant Health, Inc.
Michael Wiley, Chief Legal Officer, Guardant Health, Inc.
Charles K. Ruck, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Andrew S. Williamson, Cooley LLP